ACQUISITION OF STRATEGIC INVESTMENT GRADE BOND FUND AND QUEST INVESTMENT QUALITY INCOME FUND

On September 22, 1995, the Fund acquired all the net assets of Oppenheimer Strategic Investment Grade Bond Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Strategic Investment Grade Bond Fund shareholders on September 20, 1995. The Fund issued 2,101,654 and 1,474,533 shares of beneficial interest for Class A and Class B, respectively, valued at $22,529,733 and $15,806,991 in exchange for the net assets, resulting in combined Class A net assets of $125,283,258 and Class B net assets of $24,206,043 on September 22, 1995. The net assets acquired included net unrealized appreciation of $772,151. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

On November 24, 1995, the Fund acquired all the net assets of Quest Investment Quality Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Quest Investment Quality Income Fund shareholders on November 16, 1995. The Fund issued 3,900,357, 1,236,995 and 362,821 shares of beneficial interest for Class A, Class B and Class C, respectively, valued at $42,201,864, $13,384,283 and $3,929,348 in exchange for the net assets, resulting in combined Class A net assets of $168,776,907, Class B net assets of $38,281,909 and Class C net assets of $4,265,500 on November 24, 1995. The net assets acquired included net unrealized appreciation of $2,983,610. The exchange qualifies as a tax-free reorganization for federal income tax purposes.